July 12, 2006

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Attn:  Michele M. Anderson, Legal Branch Chief

Re:                               ICO Global Communications (Holdings) Limited

Amendment No. 2 to Registration Statement on Form 10

File No. 0-52006

Dear Ladies and Gentlemen:

On behalf of ICO Global Communications (Holdings) Limited, a Delaware corporation (“ICO”), we are transmitting herewith via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Amendment No. 2 to the Registration Statement on Form 10 of ICO (“Amendment No. 2”). Amendment No. 2 includes revisions in response to the comments received from the Staff set forth in the letter, dated June 30, 2006, to J. Timothy Bryan, ICO’s Chief Executive Officer (the “Comment Letter”). It also includes revisions to reflect the appointment of a new independent director and other updates as appropriate.

For your convenience, we have restated the comments and keyed all responses to the numbering of the comments and the headings used in the Comment Letter.

General

1.                                       Comment:  We note a recent public announcement that ICO North America intends to commence an offering of up to $400 million of senior notes, which will be secured by most of the assets of ICO North America and its subsidiaries and will be convertible into ICO North America common stock. In your response to this comment letter, and with a view towards further disclosure, confirm that this debt offering is distinct from the $650 million in 7.5% notes ICO North America sold in August 2005. Revise relevant sections of the Form 10, including MD&A, to disclose the status and terms of the debt offering and how you intend to use the proceeds. Further, clarify how you and your subsidiary will remain in compliance with the indenture governing the 7.5% notes by offering up to $400 million in debt. We note that Section 5.09 of the indenture sets forth numerous restrictions on the company incurring additional indebtedness, and that Section 7.01 of the indenture specifies that failure to comply with the restrictions on additional indebtedness is an “event of default.”

Response:  ICO North America is not planning an additional offering of senior notes. The $650 million in 7.5% notes sold in August 2005 was originally announced as a $400 million offering of senior notes.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

2.                                       Comment:  Please note that we are currently processing your application for confidential treatment, and that any comments on that application will follow under separate cover.

Response:  The Staff’s comment in this regard has been noted.

Risks and Uncertainties, page 41

3.                                       Comment:  Revise the first bullet point to clarify how many total FCC milestones your company faces with regard to the operation of your MSS satellite system, as well as the number of those milestones that you have achieved as of a recent date.

Response:  We have revised the disclosure as requested. We have also updated the FCC milestone discussions to reflect the fact that ICO has met another FCC milestone since Amendment No. 1 was filed.

If you would like to discuss any of the responses above or any other matter, please contact the undersigned, Garth Jensen, at (303) 866-0368.

Sincerely,

/s/ Garth B. Jensen
Garth B. Jensen, Esq.

cc:                               Derek Swanson, Staff Attorney, SEC

Michael Henderson, Staff Accountant, SEC

Dean Suehiro, Senior Staff Accountant, SEC

J. Timothy Bryan, CEO, ICO

Dennis Schmitt, Senior Vice President, Finance, ICO

John Flynn, General Counsel, ICO

David Baca, Davis Wright Tremaine LLP

Paul Bradley Bifford, Davis Wright Tremaine LLP